ASML 2026 first-quarter results Veldhoven, the Netherlands April 15, 2026 ASML reports €8.8 billion total net sales and €2.8 billion net income in Q1 2026 ASML now expects 2026 total net sales to be between €36 billion and €40 billion, with a gross margin between 51% and 53% Exhibit 99.2

Page 2April 15, 2026 Public • Investor key messages • Business summary • Outlook • Financial statements Agenda

Page 3April 15, 2026 Investor key messages

Page 4April 15, 2026 Public Investor key messages1 • The semiconductor industry remains strong, driven by artificial intelligence adoption across an expanding applications space • The industry will require major innovations to address AI power consumption and cost challenges • Our customers remain at the core of our strategy and we believe that lithography will remain at the heart of their innovation. We anticipate that an increased number of critical lithography exposures for advanced logic and memory processes will be required • Our flexible and versatile portfolio is well positioned to address all customer needs as we extend holistic lithography to support 3D integration, improve DUV and EUV performance and cost effectiveness, and scale EUV technology well into the next decade • Based on different market and lithography intensity scenarios, as presented during our Investor Day in November 2024, we see an opportunity to achieve 2030 annual revenue between approximately €44 billion and €60 billion, with a gross margin between approximately 56% and 60% • ASML values the strong industry partnerships which are critical to our success and our collective commitment to a leadership position in ESG • We expect to continue to return significant amounts of cash to our shareholders through growing dividends and share buybacks 1 Investor key messages as presented during our Investor Day in November 2024

Page 5April 15, 2026 Business summary

Page 6April 15, 2026 Public 1 Installed Base Management equals our net service and field option sales. 2 Income from operations as a percentage of total net sales. Q1 results summary Numbers have been rounded for readers' convenience. Q1 2026 Total net sales €8.8 billion Net system sales €6.3 billion Installed Base Management1 sales €2.5 billion Gross margin 53.0% Operating margin2 36.0% Net income as a percentage of total net sales 31.4% Earnings per share (basic) €7.15

Page 7April 15, 2026 Public NXE:3800E PEP1-E released Provides throughput increase from 220 WpH to 230 WpH at similar overlay performance 1 PEP: Productivity Enhancement Package

Page 8April 15, 2026 Public EUV product roadmap enabling affordable scaling As presented at SPIE, February 2026

Page 9April 15, 2026 Public Net system sales breakdown (quarterly) Q1’26 Net system sales €6.3 billion Q4’25 Net system sales €7.6 billion

Page 10April 15, 2026 Public Logic Memory Installed Base Management1 1 Installed Base Management equals our net service and field option sales. Total net sales by End-use through Q1

Page 11April 15, 2026 Public • ASML intends to declare a total dividend for the year 2025 of €7.50 per ordinary share • Recognizing the three interim dividends of €1.60 per ordinary share paid in 2025 and 2026, this leads to a final dividend proposal to the Annual General Meeting of €2.70 per ordinary share • In Q1 2026 we purchased around 0.9 million shares for a total amount of around €1.1 billion Cash return to shareholders Share buyback Dividend paid Third interim and final dividend for a year are paid in the subsequent year Total dividend Interim dividend (paid) Proposal final dividend through Q1

Page 12April 15, 2026 Outlook

Page 13April 15, 2026 Public Outlook Q2 2026 Total net sales between €8.4 billion and €9.0 billion of which Installed Base Management1 sales around €2.5 billion Gross margin between 51% and 52% R&D costs around €1.2 billion SG&A costs around €0.3 billion FY 2026 Total net sales between €36 billion and €40 billion Gross margin between 51% and 53% Annualized effective tax rate around 17% 1 Installed Base Management equals our net service and field option sales.

Page 14April 15, 2026 Financial statements

Page 15April 15, 2026 Public Consolidated statements of operations Quarter on quarter (in millions €, except otherwise indicated) Q1 2025 Q2 2025 Q3 2025 Q4 2025 Q1 2026 Total net sales 7,742 7,692 7,516 9,718 8,767 Gross profit 4,180 4,130 3,880 5,068 4,645 Gross margin % 54.0 53.7 51.6 52.2 53.0 R&D costs (1,161) (1,167) (1,109) (1,262) (1,185) SG&A costs (281) (299) (303) (375) (302) Income from operations 2,738 2,664 2,468 3,431 3,158 Operating income as a % of total net sales 35.4 34.6 32.8 35.3 36.0 Net income 2,355 2,290 2,125 2,840 2,757 Net income as a % of total net sales 30.4 29.8 28.3 29.2 31.4 Earnings per share (basic) € 6.00 5.90 5.49 7.35 7.15 Earnings per share (diluted) € 6.00 5.90 5.48 7.34 7.15 Lithography systems sold (units) 1 77 76 72 102 79 1 Lithography systems do not include metrology and inspection systems. These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience.

Consolidated statements of cash flows

Quarter on quarter

(in millions €)	Q1 2025	Q2 2025	Q3 2025	Q4 2025	Q1 2026
Cash and cash equivalents, beginning of period	**12,736**	**9,098**	**7,243**	**5,126**	**12,916**
Net cash provided by (used in) operating activities	(59)	748	559	11,410	(2,186)
Net cash provided by (used in) investing activities	(416)	(428)	(1,928)	(1,006)	(488)
Net cash provided by (used in) financing activities	(3,151)	(2,164)	(742)	(2,613)	(2,275)
Effect of changes in exchange rates on cash	(12)	(11)	(6)	(1)	3
Net increase (decrease) in cash and cash equivalents	**(3,638)**	**(1,855)**	**(2,117)**	**7,790**	**(4,946)**
Cash and cash equivalents, end of period	9,098	7,243	5,126	12,916	7,970
Short-term investments	5	5	2	406	406
Cash and cash equivalents and short-term investments	**9,103**	**7,248**	**5,128**	**13,322**	**8,376**
Purchases of property, plant and equipment and intangible assets	(417)	(429)	(315)	(470)	(422)
Free cash flow [1]	(476)	319	244	10,940	(2,608)

1 Free cash flow, which is a non-GAAP measure, is defined as net cash provided by (used in) operating activities minus purchases of Property, plant and equipment and intangible assets, see US GAAP Consolidated Financial Statements.

ASML April 15, 2026

These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience.

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Public

Page 17April 15, 2026 Public Consolidated balance sheets Quarter end (in millions €) Q1 2025 Q2 2025 Q3 2025 Q4 2025 Q1 2026 Assets Cash & cash equivalents and short-term investments 9,103 7,248 5,128 13,322 8,376 Accounts receivable and finance receivables, net 5,132 5,703 6,030 3,649 5,232 Contract assets 407 275 367 441 544 Inventories, net 11,025 11,576 11,763 11,429 11,711 Loans receivable 1,461 1,463 1,876 1,920 1,994 Other assets 2,708 2,811 2,493 2,490 2,907 Tax assets 2,004 1,928 1,932 1,808 1,827 Equity investments — — 1,227 1,321 1,322 Equity method investments 939 1,029 1,109 823 936 Goodwill 4,589 4,589 4,589 4,589 4,589 Other intangible assets 592 566 556 540 532 Property, plant and equipment 7,153 7,296 7,681 7,894 7,770 Right-of-use assets 365 365 346 341 321 Total assets 45,479 44,849 45,097 50,567 48,061 Liabilities and shareholders' equity Current liabilities 18,124 18,616 19,225 24,264 20,288 Non-current liabilities 9,854 8,615 6,879 6,691 6,943 Shareholders' equity 17,501 17,618 18,993 19,612 20,830 Total liabilities and shareholders' equity 45,479 44,849 45,097 50,567 48,061 These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience.

Page 18April 15, 2026 Public This document and related discussions contain statements that are forward-looking within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements with respect to plans, strategies, expected trends, including expected trends in the semiconductor industry and end markets, business dynamics and business environment trends, expected growth in the semiconductor industry by 2030, the expected impact of AI demand on our customers and our business, our expectation that lithography will remain at the heart of customer innovation, expected increase in critical lithography exposures, plans to increase capacity and output and expected capacity and productivity, our product portfolio, technological developments and expected performance of systems and expected shipment of new models and performance targets, customer supply and demand trends, orders and order momentum, outlook of market segments and geographies, outlook and expected financial results including outlook and expected results for Q2 2026, including net sales, IBM sales, gross margin, R&D costs, SG&A costs, outlook and expectations with respect to full year 2026 including expected full year 2026 total net sales and growth, gross margin, annualized effective tax rate and expected increase in IBM sales, expectations with respect to EUV and DUV in 2026, statements made at our 2024 Investor Day, including revenue and gross margin model and opportunity for 2030, our expectation to continue to return significant amounts of cash to shareholders through growing dividends and share buybacks and statements with respect to dividends including the final 2025 dividend, expected performance and capabilities of our systems and product roadmaps, customer outlook and plans including customer roadmaps, capital expenditures and capacity expansion plans, ESG strategy and commitments and other non-historical statements. You can generally identify these statements by the use of words like “may”, “expect”, “will”, “could”, “should”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “guide”, “potential”, “intend”, “continue”, “target”, “future”, “progress”, “goal”, “model”, “opportunity”, “commitment” and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions, plans and projections about our business and industry and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve a number of substantial known and unknown risks and uncertainties. These risks and uncertainties include, without limitation, risks relating to customer demand, semiconductor equipment industry capacity, worldwide demand for semiconductors and semiconductor manufacturing capacity, lithography tool utilization and semiconductor inventory levels, general trends and consumer confidence in the semiconductor industry, the impact of general economic conditions, including the impact of the macroeconomic and geopolitical environment on the semiconductor industry, semiconductor market conditions, the impact of AI on our industry and business and semiconductor demand and demand for our tools, the impact of inflation, interest rates, exchange rate fluctuations, wars and geopolitical developments, the impact of pandemics, the performance of our systems, the success of technology advances and the pace of new product development and customer acceptance of and demand for new technologies, products and models, our production capacity and ability to adjust capacity to meet demand, supply chain capacity, timely availability of parts and components, raw materials, critical manufacturing equipment and qualified employees, our ability to produce systems to meet demand, the number and timing of systems ordered, shipped and recognized in revenue, risks relating to fluctuations in orders and our ability to convert orders into sales and risks relating to the realization of our backlog, the risk of order cancellations, delays or push outs and restrictions on shipments of systems, including ordered systems, under export controls, risks relating to the trade environment, import/export and national security regulations and orders and their impact on us, including the impact of changes in export regulations and the impact of such regulations on our ability to obtain necessary licenses and to sell our systems and provide services to certain customers, the impact of the tariff announcements, changes in tax rates, available liquidity and free cash flow and liquidity requirements, our ability to refinance our indebtedness, available cash and distributable reserves for, and other factors impacting, dividend payments and share repurchases, the number of shares that we repurchase under our share repurchase program, our ability to enforce patents and protect intellectual property rights and the outcome of intellectual property disputes and litigation, our ability to meet ESG goals and commitments and execute our ESG strategy, other factors that may impact ASML’s business or financial results, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F for the year ended December 31, 2025 and other filings with and submissions to the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We undertake no obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law. Forward looking statements